SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 4)


                                 ACTV, INC.
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                              (Name of issuer)


                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                       (Title of class of securities)


                                00088 E 10 4
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                               (CUSIP number)


                           Diana M. Daniels, Esq.
               Vice President, General Counsel and Secretary
                        The Washington Post Company
                           1150 15th Street, N.W.
                            Washington, DC 20071
                            Tel. (202) 334-6000
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        (Name, address and telephone number of person authorized to receive notices and communications)


                              January 3, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP No. 00088 E 10 4         Schedule 13D            Page 2 of  5  Pages

                              Amendment No. 4

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                  The Washington Post Company
                                          53-0182885
                           (I.R.S. Employer Indemnification No.)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                     (b)[ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS
                            WC

5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
    ITEMS 2 (d) or 2(e)                                                 [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                  State of Delaware

   NUMBER OF         7       SOLE VOTING POWER
    SHARES                                       -0-
 BENEFICIALLY
  OWNED BY           8       SHARED VOTING POWER
    EACH                                2,341,334 (see text of Items 4 and 5)
 REPORTING
PERSON WITH          9       SOLE DISPOSITIVE POWER
                                        2,341,334 (see text of Items 4 and 5)

                     10      SHARED DISPOSITIVE POWER
                                                 -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,341,334 (see text of Items 4 and 5)

12  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
    SHARES                                     [ ] (See text of Items 4 and 5)

13  PERCENT OF CLASS  REPRESENTED
    BY AMOUNT IN ROW (11)
                                   8.24% (see text ofItem 5)

14  TYPE OF REPORTING PERSON
                                        CO


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


        The Washington Post Company, a Delaware corporation ("TWP"), hereby amends and supplements in its Statement on Schedule 13D (the "Original 13D") relating to the common stock, par value $0.10 per share (the "Common Stock"), of ACTV, Inc., a Delaware corporation (the "Issuer") with its principal executive offices at 1270 Avenue of the Americas, New York, NY 10020, as such Original 13D was filed with the Securities and Exchange Commission (the "Commission") by TWP on March 26, 1992 and subsequently amended. The Original 13D, as amended by amendment no. 1, amendment no. 2 and amendment no. 3 is hereinafter referred to as "Schedule 13D". All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 4. Purpose of Transaction.

        The text of Item 4 is followed by the following:

        The Issuer Option Agreement has terminated automatically because the Issuer failed to pay the second installment due on January 2, 1998 and accordingly all the shares owned by TWP are now free to be sold publicly. TWP does not intend to acquire any additional shares.

Item 5. Interest in Securities of the Issuer.

        Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

        TWP is deemed to beneficially own, in the aggregate, 2,341,334 shares of Common Stock, or 8.24 percent of the outstanding Common Stock. Such amount of shares is based on the ownership of the 720,000 shares of Common Stock constituting the Initial Shares, the ownership of 871,334 shares of Common Stock issued to TWP upon the Conversion and the 750,000 shares of Common Stock issued to TWP upon exercise of the Common Stock Option. Such percentage of shares is calculated on the basis that the 28,400,282 shares of Common Stock which the Issuer has disclosed were issued and outstanding on November 18, 1998, continue to be the only shares of Common Stock outstanding.


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


         Pursuant to the Voting Trust Agreement, William C. Samuels serves as the Voting Trustee for TWP's Deposited Shares as described in Item 4 above. Certain information about Mr. Samuels is set forth below:

                  William C. Samuels
                  ACTV, Inc.
                  1270 Avenue of the Americas
                  New York, NY 10020
                  President and Chief Executive Officer

     To the best knowledge of TWP, during the last five years, Mr. Samuels has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Pursuant to the termination of the Issuer Option Agreement, TWP and the Issuer no longer share beneficial ownership of 1,000,000 shares of Common Stock.

     Except as set forth above, neither TWP, nor, to the best knowledge of TWP, any person listed on Annex A, has effected any transactions in Common Stock during the past 60 days.


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


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 8, 1998


                                  THE WASHINGTON POST COMPANY,

                                      by
                                         /s/ John B. Morse, Jr.
                                         ------------------------
                                         Name:  John B. Morse, Jr.
                                         Title:   Vice President-Finance


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